Press Information

September 19, 2013

Philips completes cancellation of 37.8 million shares

Amsterdam, The Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that it has completed the cancellation of 37,778,510 of its own shares, which were acquired for cancellation. The cancelled shares include 35,926,512 shares that were acquired from September 15, 2012, up to and including June 20, 2013, under the EUR 2 billion share repurchase program. This program was announced on July 18, 2011 and was completed June 20, 2013. The cancelled shares further include 1,851,998 shares acquired for cancellation in 2008.

Details of Philips’ share repurchase programs can be found at: http://www.philips.com/about/investor/capitalreallocation/sharerepurchaseprogram/index.page         .

In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds 2.4 per cent of its own issued shares.

As per today, Philips’ issued share capital amounts to 937,845,789 shares.

For media inquiries, please contact:

Steve Klink
Philips Group Communications
Tel: +31 6 10888824
Email: steve.klink@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.